SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


(Mark One)

  X ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
-----

                  For the fiscal year ended December 31, 2000

                                       OR

                  TRANSACTION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
-----

                  For the transition period from           to
                                                 ---------    ----------

Commission File Number 33-22846

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                           PROFIT-SHARING  PLAN AND  TRUST FOR
                           EMPLOYEES OF FIRST  NATIONAL  BANK
                           AND TRUST COMPANY OF THE TREASURE
                           COAST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SEACOAST BANKING CORPORATION OF FLORIDA
                           815 COLORADO AVENUE
                           STUART, FL  34994

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999 TOGETHER WITH REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                               TABLE OF CONTENTS
                              FINANCIAL STATEMENTS

                                                                Page
                                                             Reference
                                                             ---------

Report of Independent Certified Public Accountants              4

Statement of Net Assets Available for Benefits
   as of December 31, 2000 and 1999                             5

Statement of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 2000 and 1999               6

Notes to Financial Statements                                  7-10

Supplemental Schedules as of December 31, 2000, as follows:

   Schedule H, Part IV, Line 4i - Schedule of Assets Held     11-14
      for Investment Purposes as of Decmber 31, 2000

Consent of Independent Certified Public Accountants            15

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Pension and Profit Sharing Committee of The Retirement Savings Plan for
   Employees of First National Bank and Trust Company of the Treasure Coast:

We have audited the accompanying statements of net assets available for benefits of The Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2000 and 1999, were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements as of and for the years ended December 31, 2000 and 1999, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




West Palm Beach, Florida,
   June 25, 2001.

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999



                                                   2000               1999
                                                   ----               ----
ASSETS:
    Investments, at market value-
      U.S. Government Agency Securities         $2,797,969        $2,665,646
      Mutual Funds                               2,313,954         2,427,454
      Corporate Bonds                              287,854           401,439
      Common Stocks:
        Seacoast Banking Corporation of
          Florida, Class A                       1,152,750         1,551,332
        Other                                    8,406,915         7,967,715
      Employee Loans                                 3,038             5,624
                                                ----------        ----------
               Total investments                14,962,480        15,019,210
                                                ----------        ----------
    Receivables-
      Employer Contributions                       573,937           770,642
      Employee Contributions                       148,369           234,704
      Dividends and Interest                        74,698            76,001
                                                ----------        ----------
                Total receivables                  797,004         1,081,347
                                                ----------        ----------
                Total assets                    15,759,484        16,100,557
                                                ----------        ----------
LIABILITIES:
    Excess contributions payable to plan
      participants                                       -            61,665
    Due to broker                                        -           142,019
                                               -----------       -----------
                Total liabilities                        -           203,684
                                               -----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS              $15,759,484       $15,896,873
                                               ===========       ===========

    The accompanying notes to financial statements are an integral part of these statements.

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



                                                    2000              1999
                                                    ----              ----
ADDITIONS:
    Employer Contributions                        $916,774        $1,108,855
    Employee Contributions                         790,452           769,605
    Dividends and Interest                         464,150           401,759
    Net Realized and Unrealized Appreciation
     (Depreciation) of Investments              (1,210,033)        1,646,390
                                                -----------        ---------
                Total additions                    961,343         3,926,609


BENEFITS PAID TO PARTICIPANTS                   (1,098,732)       (1,559,733)
                                                -----------       -----------


INCREASE (DECREASE) IN NET ASSETS AVAILABLE
 FOR BENEFITS                                     (137,389)        2,366,876


NET ASSETS AVAILABLE FOR BENEFITS-
 BEGINNING OF YEAR                              15,896,873        13,529,997
                                                ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS-
 END OF YEAR                                   $15,759,484       $15,896,873
                                               ===========       ===========


    The accompanying notes to financial statements are an integral part of these statements.

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999


1.   DESCRIPTION OF THE PLAN
     -----------------------

The Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the "Plan") was formed effective January 1, 1983, as later amended, covering all eligible employees, as defined, of First National Bank and Trust Company of the Treasure Coast and subsidiaries (the "Bank" or the "Employer") who have at least one year of service and have made application to the Employer for participation. The Bank's trust department is the trustee (the "Trustee") of the Plan.

The Plan has been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service regulations, permit employees to make salary deferrals, provide employer matching contributions and afford each participant five separate investment options. The Plan was further amended in 1995 (the "Amendment") to delete the loan provision in the Plan effective August 15, 1995.

The Plan provides for an annual discretionary retirement contribution by the Bank, on behalf of each participant who is employed on the last day of the Plan year. For 2000 and 1999, the Bank's discretionary retirement contribution was 2% of eligible participant salaries.

The Bank's profit sharing contribution to the Plan each year is discretionary and is determined by the Bank's Board of Directors. For 2000 and 1999, the Bank's discretionary profit sharing contribution was 3.0% and 5.0%, respectively, of eligible participant salaries.

Each participant's account is credited with an allocation of any discretionary retirement contribution, discretionary profit sharing contribution, plan earnings and forfeitures of nonvested amounts from participants who have withdrawn from the Plan. Allocations are based on participant compensation or account balances, as defined. Participants may elect to receive in cash, or defer and invest in the Plan, one half of any discretionary profit sharing contribution to the Plan (the elective portion). The discretionary retirement contribution and remaining non-elective portion of any discretionary profit sharing contribution to the Plan shall be invested in the Balanced Fund. Discretionary retirement contributions and non-elective discretionary profit sharing contributions vest at 25% per year of service. Any elective discretionary profit sharing contribution amounts deferred, salary deferral employee contributions and after-tax employee contributions are subject to Internal Revenue Code ("IRC"), as amended limitations and shall be treated as elective contributions which are fully vested at all times and are not subject to forfeiture. Matching contributions are fully vested.

The Bank will match on a dollar-for-dollar basis participant salary deferrals representing up to 4% of eligible participant salaries. Also, the Bank will match on a dollar-for-dollar basis the elective portion of any discretionary profit sharing contribution that the participant invests in the Plan.

Prior to the effective date of the Amendment, upon application, participants in the Plan could have borrowed against their vested account balance subject to certain limitations, as defined. Loans bear interest at prime plus .5%, fixed at inception. Interest earned on a participant's loan is credited to the participant's account.

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions and to terminate the Plan. In the event of Plan termination, participants will become fully vested in all of their account balances.

Additional information about the Plan agreement and the vesting and benefit provisions is contained in the Summary Plan Description. Copies of this summary are available from the Bank's human resources department.

2.   INVESTMENTS
     -----------

Investments in U.S. Government Agency Securities, mutual funds, corporate bonds, common stocks and fixed income securities are stated at market value using the closing year-end quoted market prices. Interest income earned is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan maintains the following five investment funds to which participants may direct the investment of the elective portions of their account balances. Participants may allocate and reallocate their Plan accounts, on a quarterly basis, in 10% increments among the available funds, as described below. Each of the investment funds is managed by the Trustee.

         Seacoast Stock Fund
         -------------------
This fund consists solely of money market instruments and Class A common shares in Seacoast Banking Corporation of Florida (the "Company"), the parent company of the Bank. Company stock is purchased on a monthly basis and will remain fully invested in shares of the Company's stock. The return registered by this investment fund will depend directly on the performance of the Company's stock. The value of an investment in this fund will fluctuate in accordance with the performance of the Company's stock and general market conditions. As the portfolio is invested in only one corporation (and, thus, not diversified), the value of an investment in this fund may be volatile.

         Common Stock Fund
         -----------------
This fund consists of money market instruments, common stock mutual funds and high quality common stocks which are evenly divided between income-oriented and growth-oriented securities. The value of an investment in this fund will fluctuate in accordance with market conditions and may be volatile.

         Money Market Fund
         -----------------
This fund is invested in money market instruments which are invested in short-term bonds. The value of an investment in this fund should not fluctuate greatly in value and may be relatively nonvolatile.

         Fixed Income Fund
         -----------------
This fund consists of money market instruments, mutual funds and high quality bonds with an average maturity of no greater than ten years. The value of an investment in this fund will fluctuate in accordance with interest rates and, therefore, may be volatile.

         Balanced Fund
         -------------
This fund consists of a mixture of mutual funds, common stocks, bonds and money market instruments. The maximum exposure to common stocks is 60%, and the average maturity of bonds is no greater than ten years. The value of an investment in this fund will fluctuate in accordance with the stock and bond markets and may be moderately volatile.

The Plan's net realized and unrealized appreciation (depreciation) of investment by type are as follows:


                                          Net Appreciation (Depreciation)
                                          -------------------------------

                                           2000                    1999
                                           ----                    ----
Seacoast Banking
Corporation Common Stock               $(118,823)                 $11,589
All Other Investments                 (1,091,210)               1,634,801
                                     ------------              ----------
                                     $(1,210,033)              $1,646,390
                                     ============              ==========

At December 31, 2000 and 1999, net assets available for benefits include $3,366,769 and $2,788,773, respectively, representing the vested benefits of former employees not requested for distribution.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows as of December 31:


                                                       2000             1999
                                                       ----             ----
Common Stock, Seacoast Banking Corporation
    of Florida, Class A*                           $1,152,750       $1,551,332
Goldman Sachs Treasury Institutional Portfolio      1,292,281        1,440,440


*Related party-in-interest of the Plan.

3.   INCOME TAX STATUS
     -----------------

In its determination letter dated June 29, 1995, the Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue
Code ("IRC") as amended, and is, therefore, not subject to tax under present income tax law. Accordingly, the Plan is entitled to an exemption under the provisions of IRC Section 501(a); thus, no provision for income taxes has been made in the accompanying financial statements. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Bank filed a request with the Internal Revenue Service for a determination letter for the amended Plan relating to the Port St. Lucie plan merger during the 1998 plan year. To date, the IRS has not issued a determination letter for the amended Plan. The Plan's management is not aware of any course of action or series of events that have occurred, and does not believe that any amendments of the Plan will adversely affect the Plan's qualified status.

4.   TRANSACTIONS WITH RELATED PARTIES-IN-INTEREST
     ---------------------------------------------

At December 31, 2000 and 1999, the Plan held 43,500 and 54,195 shares, respectively, of Seacoast Banking Corporation of Florida, Class A common stock with a market value of $1,152,750 and $1,551,332, respectively. The Plan received $ 55,723 and $51,632 during 2000 and 1999, respectively, in dividends from the Company.

The Bank pays all costs and expenses incurred in connection with the operations of the Plan.


5.   RECONCILIATION TO FORM 5500
     ---------------------------

At December 31, 2000, $12,923, representing the elective portion of the discretionary profit sharing contribution elected to be received in cash, is a component of net assets available for benefits for financial reporting purposes. However, this balance is reflected as benefits paid and benefits payable and, consequently, as a reduction of Plan net assets on the Form 5500. Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. At December 31, 2000, such claims totaled $139,349.

                                                                      SCHEDULE I
                                                                     Page 1 of 3

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS 0F DECEMBER 31, 2000


                                            Number of
Identity of Issue/                          Shares or                  Current
Description of Asset                          Units         Cost        Value
--------------------------------------------------------------------------------
U.S. Government Agency Securities:
   Federal Home Loan Mortgage, 6.82%,
     due 06/29/2005                          50,000       $50,000      $49,985
   Federal Home Loan Mortgage, 6.97%,
     due 06/16/2005                         100,000        99,156      100,032
   Federal Home Loan Mortgage, 6.25%,
     due 02/01/2006                         150,000       142,019      148,735
   Federal Home Loan Bank, 5.76%,
     due 12/01/2005                          50,000        50,000       49,141
   Federal Home Loan Bank, 6.50%,
     due 06/29/2004                         150,000       150,000      149,954
   Federal Home Loan Bank, 6.50%,
     due 07/30/2004                         150,000       150,000      149,954
   Federal Home Loan Bank, 6.407%,
     due 02/22/2006                          50,000        50,000       49,719
   Federal Home Loan Bank, 6.305%,
     due 12/03/2001                          50,000        50,000       50,000
   Federal National Mortgage Assn., 7.17%,
     due 06/26/2007                          30,000        29,989       30,000
   Federal National Mortgage Assn., 7.32%,
     due 05/03/2006                         100,000       100,500      100,380
   Federal National Mortgage Assn., 7.0%,
     due 01/28/2004                         125,000       125,000      125,000
   Federal National Mortgage Assn., 7.2%,
     due 02/06/2007                          50,000        50,000       50,805
   Federal National Mortgage Assn., 5.99%,
     due 08/21/2003                          50,000        50,528       49,835
   Federal National Mortgage Assn., 5.41%,
     due 12/15/2003                         150,000       150,000      149,115
   Federal National Mortgage Assn., 6.00%,
     due 05/15/2008                         100,000       106,539      100,406
   Federal National Mortgage Assn., 6.19%,
     due 07/07/2008                          50,000        51,375       49,765
   Federal National Mortgage Assn., 6.60%,
     due 03/11/2009                         200,000       200,000      199,800
   Federal National Mortgage Assn., 7.17%,
     due 06/26/2007                         125,000       126,094      125,000
   Federal National Mortgage Assn., 7.02%,
     due 04/10/2006                          25,000        25,300       25,055
   Federal National Mortgage Assn., 7.585%,
     due 09/19/2006                          25,000        25,000       25,241
   Federal National Mortgage Assn., 6.54%,
     due 09/18/2002                         150,000       152,310      150,030
   Federal National Mortgage Assn., 6.0%,
     due 06/04/2003                         100,000       100,200       99,720
   Federal National Mortgage Assn., 6.57%,
     due 02/11/2008                          50,000        49,938       49,500
   Federal National Mortgage Assn., 6.49%,
     due 02/20/2008                          45,000        45,000       44,699
   Federal National Mortgage Assn., 6.36%,
     due 07/16/2008                         100,000       100,000       99,110
   Federal National Mortgage Assn., 6.14%,
     due 08/18/2008                          50,000        50,000       49,605
   Federal National Mortgage Assn., 6.14%,
     due 09/10/2008                          25,000        25,000       24,567
   FNMA, 7.03%, due 10/25/2006               50,000        50,000       50,460
   F F C B, dated 11/04/1997, 6.10%,
     due 11/04/2004                         100,000       101,700      101,340
   F H L M C, dated 09/08/2008, 6.27%,
     due 09/08/2008                          50,000        50,000       48,985
   U.S. Treasury Note, 5.25%, dated 5/15/1999
     due 5/15/2004                          100,000        97,625      100,343
   U.S. Treasury Note, 5.50%, dated 5/31/1998
     due 5/31/2003                          200,000       193,750      201,688
                                                       ----------   ----------
         Total U.S. Government Agency Securities       $2,797,023   $2,797,969
                                                       ==========   ==========

                                   (Continued)

                                                                      SCHEDULE I
                                                                     Page 2 of 3

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000

                                   (Continued)


                                          Number of
Identify of Issue/                        Shares or                     Current
Description of Asset                        Units          Cost          Value
--------------------------------------------------------------------------------
Mutual Funds:
   Franklin Strategic                      10,558        $265,000      $417,677
   Janus Worldwide Fund                     3,108         150,000       176,730
   Goldman Sachs Fixed Income              30,750         293,271       301,039
   Standish Ayer & Wood                     6,675         125,000       126,227
   Goldman Sachs Financial              1,292,281       1,292,281     1,292,281
                                                       ----------    ----------
         Total Mutual Funds                            $2,125,552    $2,313,954
                                                       ==========    ==========

Corporate Bonds:
   A T & T Corp, 7%, due 05/15/2005       100,000         100,400        99,050
   Texas Instruments, 6.125%,
     due 02/01/2006                       105,000         102,295       104,622
   J. P. Morgan & Co, 7.25%,
     due 10/01/2010                        10,000           9,950         9,835
   Citicorp Sub Notes, 6.375%,
     due 01/15/2006                        75,000          76,028        74,347
                                                         --------      --------
         Total Corporate Bonds                           $288,673      $287,854
                                                         ========      ========

Seacoast Banking Corporation of Florida,
   Class A*                                43,500      $1,060,286    $1,152,750
                                                       ==========    ==========

Common Stocks, Other:
   A T & T Corp                             4,125         $92,227       $71,156
   Aetna Inc.                               2,000          69,500        82,126
   ALCOA Inc.                               7,000         129,031       234,500
   America Online Inc.                      2,500         169,925        87,000
   American Express Co                      6,600         308,996       362,591
   American Home Products                   3,800          95,651       241,490
   Amgen Inc.                               7,000          84,529       447,566
   AMR Corp.                                1,000          25,989        39,188
   Bowater Inc.                             4,200         196,732       236,775
   Chase Manhattan Corp.                    6,100         278,037       277,172
   Cisco Systems Inc.                       7,000         272,555       267,750
   Citigroup                                7,500         214,855       382,973
   Coca Cola Co                             4,200         275,094       255,940
   Du Pont El De Nemours & Co               3,200         193,712       154,602
   EMC Corp. Mass                           1,500         131,918        99,750
   Exxon Mobil Corp.                        3,000         230,398       260,814
   First Union Corp.                        3,400         167,637        94,564
   General Electric                         7,200         159,636       345,154
   Hewlett Packard Co.                      4,000         175,074       126,252
   Home Depot                               4,200         166,745       191,890

--------------------------------------------------------------------------------
*Related party-in-interest of the Plan.

                                   (Continued)

                                                                      SCHEDULE I
                                                                     Page 3 of 3

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST


 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000

                                   (Continued)


                                              Number of
                                              Shares or               Current
 Identity of Issue/Description of Asset         Units       Cost       Value
--------------------------------------------------------------------------------
Common Stocks, Other: (Cont'd)
   I B M Co.                                    2,600     $215,937    $221,000
   Intel                                        7,000      129,813     210,441
   Lilly Eli Co.                                2,700      189,920     251,270
   Lucent Technologies                          3,100      138,995      41,850
   Merck & Co. Inc.                             1,800       21,005     168,524
   Microsoft Corp.                              4,600      205,991     199,525
   Morgan Stanley Dean Witter Discover & Co.    3,000       49,331     237,750
   Motorola Inc.                                6,500      276,288     131,625
   Nextel Communications Inc.                   1,800      132,031      44,550
   Nortel Networks Corp.                        3,100      158,205      99,394
   Pfizer Inc.                                  7,600      129,379     349,600
   Philip Morris Companies                      5,400      202,864     237,600
   Proctor & Gamble Co.                         2,900      212,407     227,470
   Royal Dutch Pete Co.                         3,000      174,773     181,689
   SBC Communications Inc.                      1,900       97,848      90,725
   Schlumberger Ltd.                            4,100      207,048     327,746
   Sun Microsystems Inc.                        8,400      103,031     234,150
   Target Corp.                                 3,000      113,261      96,750
   Tyco Int'l Ltd New Com                       3,000      164,835     166,500
   United Technologies Corp.                    4,000      161,233     314,500
   Walmart Stores Inc.                          4,500      282,096     239,063
   Worldcom Inc.                                5,400      265,688      75,940
                                                -----   ----------  ----------
         Total Common Stock, Other                      $7,070,220  $8,406,915
                                                        ==========  ==========
Employee loans ranging from 6.5% to 9.5%,
   maturing through 2025                                    $3,038      $3,038
                                                            ======      ======

                                   SIGNATURES


The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee of the Profit-Sharing Plan and Trust from Employees of First National Bank & Trust Company of the Treasure Coast has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

  PROFIT-SHARING PLAN AND TRUST FOR EMPLOYEES OF FIRST NATIONAL BANK AND TRUST
                          COMPANY OF THE TREASURE COAST


Date:   6/29/01                    By:/s/ William R. Hahl
---------------------------------  ------------------------------------
                                   William R. Hahl
                                   Member of the Pension and Benefits Committee


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               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As  independent   certified  public  accountants,   we  hereby  consent  to  the
incorporation by reference of our report dated June 26, 2001 included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8.




/s/ Arthur Andersen, LLP


Arthur Andersen LLP
West Palm Beach, Florida,
     June 26, 2001